FOR IMMEDIATE RELEASE	April 4, 2023

Micromem Receives Purchase Order

Toronto, Ontario and New York, New York, April 4, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") is pleased to announce it has received the purchase order referred to in its previous press release dated March 27, 2023 for two ARTRA technology units (the "Initial Units").  The receipt of this purchase order is Phase Two (of three phases) of the agreement completed between WING1, Universitatea Petrol SI Gaze Ploiesti (the "University"), Augustine Professionals and the Company (the "Agreement").  The Initial Units will be identical to the ARTRA technology that Micromem previously delivered to Chevron with modifications for operation in Romania; these Initial Units will be built in the United States.  Following delivery, the University's team will complete their assessment of the required modifications necessary for these Initial Units to conform with all required specifications for a well-mounted device that incorporates all of the analytics software ("Configured Units").

The Company will then work directly with the University and will deliver 20 Configured Units; these are intended to be the forerunner process that, if successful, will result in a purchase order for up to 5,000 commercial units to be deployed in future.

Further press releases with additional details, including timelines, will be released as these phases of the Agreement move forward.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF) (CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 483,256,379

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023. Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com.

1 Technological Transfer Center accredited by the Ministry of Research, Innovation and Digitization…the largest national group of research & innovation companies, with almost 20 years of experience. www.wing.ro